Exhibit 99.1

Skillful Craftsman Education Technology Limited

September 9, 2025

Dear Shareholder:

You are cordially invited to attend the Extraordinary General Meeting (the “Extraordinary Meeting”) of Skillful Craftsman Education Technology Limited (the “Company”) to be held at 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province, China, on October 10, 2025, at 10:00 a.m. local time.

Information regarding the matter to be voted on at the Extraordinary Meeting is contained in the attached Proxy Statement and Notice of Extraordinary General Meeting. We urge you to read the proxy statement carefully.

We will send or make these proxy materials available to shareholders on or about September 9, 2025.

Because it is important that your shares be voted at the Extraordinary Meeting, we urge you to complete, date and sign the enclosed proxy card and return it as promptly as possible in the accompanying envelope, whether or not you plan to attend in person. Even after returning your proxy, if you are a shareholder of record and do attend the meeting and wish to vote your shares in person, you still may do so and in such event the instrument appointing a proxy will be revoked by operation of law.

Sincerely,

/s/ Bin Fu
Bin Fu
Chief Executive Officer

Skillful Craftsman Education Technology Limited

NOTICE OF Extraordinary GENERAL MEETING

To Be Held October 10, 2025

TO THE SHAREHOLDERS OF Skillful Craftsman Education Technology Limited:

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (the “Extraordinary Meeting”) of Skillful Craftsman Education Technology Limited (the “Company”) will be held at 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province, China, on October 10, 2025, at 10:00 a.m. local time, to consider and, if thought fit, approve the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT: as an ordinary resolution, 4,000,000 authorised but unissued preference shares of par value US$0.0002 be designated as “Series B Preference Shares” such that the holder of a Series B Preference Share shall have 200 votes for every Series B Preference Share of which he is the holder subject to the Certificate of Designation attached hereto as Annex A. (“Share Designation”).

2.	THAT: as an ordinary resolution, subject to and immediately following the Share Designation becoming effective, the Securities Purchase Agreement (the “Agreement”) by and between the Company and Mr. Xuejun Ji, attached hereto as Annex B and the issuance of 4,000,000 Series B Preference Shares to Mr. Xuejun Ji, pursuant to the Agreement (the “Series B Preference Share Issue”, and together with the Certificate of Designation and Agreement, the “Series B Preference Share Transaction”) be and are hereby approved.

Shareholders of record at the close of business on September 5, 2025 are entitled to receive notice of and to vote at the Extraordinary Meeting and any adjournment(s) or postponement(s) thereof. A complete list of these shareholders will be open for the examination of any shareholders of record at the Company’s office located at 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province, China for a period of ten days prior to the Extraordinary Meeting. The list will also be available for the examination of any shareholders of record present at the Extraordinary Meeting. The Extraordinary Meeting may be adjourned or postponed in accordance with the articles of association of the Company (including, if applicable, without further notice other than by announcement at the meeting).

All shareholders must present a form of personal photo identification in order to be admitted to the Extraordinary Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Extraordinary Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the ordinary shares on September 5, 2025.

By Order of the Board of Directors	/s/ Bin Fu
Bin Fu
Chief Executive Officer

September 9, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON October 10, 2025:

This Notice and Proxy Statement are available online at https://ts.vstocktransfer.com/irhlogin/I-SKILLFULCRAFTS, and please find them under the “Documents & Forms” tab.

WHETHER OR NOT YOU PLAN TO ATTEND OUR EXTRAORDINARY MEETING, YOUR VOTE IS IMPORTANT. PLEASE FOLLOW THE INSTRUCTIONS IN THE PROXY MATERIALS TO VOTE YOUR SHARES AND PROMPTLY COMPLETE, EXECUTE AND RETURN THE PROXY CARD BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU ATTEND OUR EXTRAORDINARY MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU SO DESIREAND IN SUCH EVENT, THE INSTRUMENT APPOINTING A PROXY WILL BE REVOKED BY OPERATION OF LAW.

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Skillful Craftsman Education Technology Limited

PROXY STATEMENT

FOR THE EXTRAORDINARY GENERAL MEETING

To Be Held October 10, 2025

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held at 10:00 a.m., local time, on October 10, 2025, and at any adjournment or adjournments thereof, at 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province, China.

We will send or make these proxy materials available to shareholders on or about September 9, 2025.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholders’ approval of the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT: as an ordinary resolution, 4,000,000 authorised but unissued preference shares of par value US$0.0002 be designated as “Series B Preference Shares” such that the holder of a Series B Preference Share shall have 200 votes for every Series B Preference Share of which he is the holder subject to the Certificate of Designation attached hereto as Annex A. (“Share Designation”) (the “Proposal No. 1”).

2	THAT: as an ordinary resolution, subject to and immediately following the Share Designation becoming effective, the Securities Purchase Agreement (the “Agreement”) by and between the Company and Mr. Xuejun Ji, attached hereto as Annex B and the issuance of 4,000,000 Series B Preference Shares to Mr. Xuejun Ji, pursuant to the Agreement (the “Series B Preference Share Issue”, and together with the Certificate of Designation and Agreement, the “Series B Preference Share Transaction”) (the “Proposal No. 2”) be and are hereby approved.

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Voting Rights and Outstanding Shares

The Board has fixed the close of business on September 5, 2025 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Extraordinary Meeting or any adjournment(s) or postponement(s) thereof. As of the Record Date, there were 15,929,451 ordinary shares, par value US$0.0002 per share (the “Ordinary Shares”) and 1,000,000 Series A Preference Shares, par value US$0.0002 per share (“Series A Preferred Shares”) issued and outstanding. Each registered shareholder of Ordinary Shares on the Record Date is entitled to one (1) vote for each Ordinary Share then held and each registered shareholder of Series A Preference Shares on the Record Date is entitled to fifty (50) votes for each Series A Preference Share then held. The shares represented by any proxy in the enclosed proxy card will be voted in accordance with the instructions given on the proxy card if the proxy card is properly dated, completed and executed and is received by the Company prior to the commencement of the Extraordinary Meeting or any adjournment(s) or postponement(s) thereof. Any properly dated and executed proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Extraordinary Meeting.

Mr. Xuejun Ji currently owns 2,755,000 Ordinary Shares of the Company, which is approximately 17.3% of the total outstanding Ordinary Shares of the Company. Mr. Xuejun Ji will abstain from voting at the Extraordinary Meeting.

Our Ordinary Shares are listed on the NASDAQ Capital Market under the symbol “EDTK”.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. If you are a shareholder of record as of the Record Date, you are entitled to attend and vote in person at the Extraordinary Meeting or by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote your shares.

The Board recommends a vote FOR the resolutions.

Will there be any other items of business on the agenda?

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

What constitutes a quorum and how will votes be counted?

The Extraordinary Meeting will be quorate if the holders of a majority of the shares of the Company are present, either in person or by proxy, at the Extraordinary Meeting. If a quorum is not present, the Extraordinary Meeting will be adjourned in accordance with the articles of association of the Company.

Abstentions will be counted for purposes of determining a quorum but will not be counted as votes cast and therefore will have no effect on any of the proposals. Broker non-votes and abstentions will not be taken into account in determining the outcome of the proposals.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and are present in person or are represented by proxy at the Extraordinary Meeting. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

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You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” the Proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

●	By Fax. Shareholders of record as of the Record Date may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” the proposals.

●	In person at the Extraordinary Meeting. Shares registered in your name in the register of members of the Company as of the Record Date may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

Revoking Your Proxy

Even if you executed and returned a proxy, you retain the right to revoke it and to change your vote by notifying us in writing to the registered office of the Company at any time before the commencement of the Extraordinary Meeting or any adjournment or postponement thereof. You may also revoke the proxy and change your vote by completing, dating and submitting to the Company a new proxy card bearing a later date than the proxy card sought to be revoked no later the deadline returning the proxy card. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if duly executed and received in time, will be voted in accordance with the directions given therein.

You may also revoke your proxy by attending and voting in person at the Extraordinary Meeting or any adjournment(s) or postponement(s) thereof and in such event, the instrument appointing a proxy shall be deemed to be revoked by operation of law. Mere attendance at the Extraordinary Meeting will not revoke a proxy.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn).

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

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PROPOSAL NO. 1 – SHARE designation

The Company intends to enter into the Agreement with Mr. Xuejun Ji to issue 4,000, 000 Series B Preference Shares for a consideration of $3,000,000 and Mr. Xuejun Ji currently owns 2,755,000 Ordinary Shares of the Company, which is approximately 17.3% of the total outstanding Ordinary Shares of the Company.

Pursuant to Article 3.1 of the amended and restated articles of association of the Company (the “Articles”), the directors of the Company (the “Directors”) may, subject to certain restrictions, allot, issue, grant options over or otherwise dispose of shares of the Company with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

The Directors have reviewed and considered the Series B Preference Share Transaction, including the Certificate of Designations in respect of the Series B Preference Shares and the draft Agreement between the Company and Mr. Xuejun Ji. On September 5, 2025, the Directors approved the Share Designation, the Certificate of Designations, the Agreement and Series B Preference Share Transaction and recommended the shareholders of the Company to approve each of them.

Vote Required

The approval of Proposal No. 1. requires an ordinary resolution, which is a resolution passed by a simple majority of the votes cast by holders of shares entitled to vote on the proposal in person or by proxy at the Extraordinary Meeting. Abstentions will be considered present for the purposes of establishing a quorum but will not constitute votes cast at the Extraordinary Meeting and therefore will have no effect on the approval of Proposal No. 1.

Full Text of the Resolution

The full text of the resolution to be voted upon is as follows:

“RESOLVED THAT, as an ordinary resolution, 4,000,000 authorised but unissued preference shares of par value US$0.0002 be designated as “Series B Preference Shares” such that the holder of a Series B Preference Share shall have 200 votes for every Series B Preference Share of which he is the holder subject to the Certificate of Designation attached hereto as Annex A. (“Share Designation”)

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL No. 1 OF SHARE designation.

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PROPOSAL NO. 2 – Preference Share Transaction

The Company intends to enter into the Agreement with Mr. Xuejun Ji to issue 4,000, 000 Series B Preference Shares for a consideration of $3,000,000 and Mr. Xuejun Ji currently owns 2,755,000 Ordinary Shares of the Company, which is approximately 17.3% of the total outstanding Ordinary Shares of the Company.

Pursuant to Article 3.1 of the amended and restated articles of association of the Company (the “Articles”), the directors of the Company (the “Directors”) may, subject to certain restrictions, allot, issue, grant options over or otherwise dispose of shares of the Company with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

The Directors have reviewed and considered the Series B Preference Share Transaction, including the Certificate of Designations in respect of the Series B Preference Shares and the draft Agreement between the Company and Mr. Xuejun Ji. On September 5, 2025, the Directors approved the Share Designation, the Certificate of Designations, the Agreement and Series B Preference Share Transaction and recommended the shareholders of the Company to approve each of them.

Vote Required

The approval of Proposal No. 2 requires an ordinary resolution, which is a resolution passed by a simple majority of the votes cast by holders of shares entitled to vote on the proposal in person or by proxy at the Extraordinary Meeting. Abstentions will be considered present for the purposes of establishing a quorum but will not constitute votes cast at the Extraordinary Meeting and therefore will have no effect on the approval of Proposal No. 2.

Full Text of the Resolution

The full text of the resolution to be voted upon is as follows:

“RESOLVED THAT, as an ordinary resolution, subject to and immediately following the Share Designation becoming effective, the Securities Purchase Agreement (the “Agreement”) by and between the Company and Mr. Xuejun Ji, attached hereto as Annex B and the issuance of 4,000,000 Series B Preference Shares to Mr. Xuejun Ji, pursuant to the Agreement (the “Series B Preference Share Issue”, and together with the Certificate of Designation and Agreement, the “Series B Preference Share Transaction”) be and are hereby approved.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL No. 2 OF SERIES B Preference Share Transaction.

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OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598, and its telephone number is +1(212) 828-8436.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

BY ORDER OF THE BOARD OF DIRECTORS

September 9, 2025	/s/ Bin Fu
Bin Fu
Chief Executive Officer

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Annex A

Certificate of Designation

Certificate of Designation of Series B Preference Shares

CERTIFICATE OF DESIGNATIONS

OF

SERIES B PREFERENCE Shares

OF

Skillful Craftsman Education Technology Limited

Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company (the “Company”), certifies that in accordance with the provisions of the Companies Act (As Revised) of the Cayman Islands and the amended and restated memorandum and articles of association of the Company (“Articles”), this Certificate of Designations has been duly approved and adopted by the Board of Directors of the Company (“Board”) by way of unanimous written consent on September 5, 2025 and by the shareholders of the Company at an extraordinary general meeting of the Company held on October [ ], 2025, and this Certificate of Designations remains in full force and effect on the date hereof. Unless otherwise defined herein, terms used herein have the respective meanings given to them in the Articles.

4,000,000 Series B Preference Shares, par value US$0.0002 per share (the “Series B Preference Shares”) are hereby designated and authorized for allotment and issuance with the following voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof as follows:

I.	Voting Right: At any general meeting of the Company, on a show of hands or poll, a holder of Series B Preference Shares present in person or by proxy, or if a corporation or other non-natural person by its duly authorised representative or proxy, shall have two hundred (200) votes for every fully paid Series B Preference Share held by such Member; and

II.	Conversion Rights: A Series B Preference Share is convertible into one (1) ordinary share of the Company, par value US$0.0002 per share (“Ordinary Share”) at any time at the written option of the holder thereof. The right to convert shall be exercisable by a holder of Series B Preference Shares by delivering a written notice to the Company that such holder elects to convert a specified number of Series B Preference Shares into Ordinary Shares. In no event shall: (a) Ordinary Shares be convertible into Series B Preference Shares; and (b) any Series B Preference Share convert into Ordinary Shares at a ratio that is less than one-for-one; and

III.	Transfer: The Series B Preference Shares are freely transferable and any Member may sell, transfer, assign or otherwise dispose of any of his Series B Preference Share to any person subject to and in compliance with the terms of the Articles. Upon registration in the register of members of the Company, the new holder of such Series B Preference Shares shall have the same rights as described in this Certificate of Designations with respect to the Series B Preference Shares of which he/she/it is a registered holder; and

IV.	Conversion: The conversion under paragraph II above shall be effected by way of a repurchase of the Series B Preference Shares held by the relevant Member and, on behalf of such Member, automatic application of such repurchase proceeds in paying for such new Ordinary Shares into which the Series B Preference Shares have been converted at a price per Series B Preference Share necessary to give effect to a conversion calculated on the basis that the Ordinary Shares to be issued as part of the conversion will be issued at par. The Ordinary Shares to be issued on a conversion shall be registered in the name of such Member or in such name as the Member may direct; and

V.	Other rights: All other rights of the Series B Preference Shares will be the same as the Ordinary Shares as set out in the Articles and any other preference shares authorized by the Company.

Annex B

Securities Purchase Agreement

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of October [   ], 2025 (the “Effective Date”) by and between Skillful Craftsman Education Technology Limited, an exempted company incorporated in the Cayman Islands with limited liability (the “Company”) and Xuejun Ji, a resident of Hong Kong (the “Purchaser”).

RECITALS

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and/or Regulations S thereunder, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, certain securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

ARTICLE I.

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in, and construed, under Rule 405 under the Securities Act.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Closing” means the closing of the purchase and sale of the Shares pursuant to Section 2.1.

“Closing Date” means the day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchaser’s obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Shares, in each case, have been satisfied or waived.

“Commission” means the United States Securities and Exchange Commission.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Rules” shall mean the listing rules of The Nasdaq Stock Market.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Ordinary Shares” means the ordinary shares of the Company, par value US$0.0002 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Per Share Purchase Price” equals US$0.75 per Preference Share.

“Person” means an individual, corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Preference Shares” means the Series B Preference Shares of the Company, par value US$0.0002, each shall have 200 votes at any general meeting of the Company with its rights specified in the Certificate of Designation in Schedule A.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(c).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(f).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Securities Act, the Exchange Act, the Rules and Regulations, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board, the Exchange Rules and applicable state securities laws and regulations.

“Shares” means the Preference Shares issued or issuable to each Purchaser pursuant to this Agreement.

“Subscription Amount” means, the aggregate amount to be paid for the Shares purchased hereunder as specified below the Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiary” means any subsidiary of the Company and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, and any other documents or agreements executed between the Company and the Purchaser in connection with the transactions contemplated hereunder.

“Transfer Agent” means VStock Transfer, LLC, the current transfer agent of the Company, with a mailing address of 18 Lafayette Place, Woodmere, New York 11598, and any successor transfer agent of the Company.

ARTICLE II.

PURCHASE AND SALE

2.1 Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchaser agrees to purchase, an aggregate of 4,000,000 Preference Shares of the Company at Per Share Purchase Price for a total of US$3,000,000. Purchaser’s Subscription Amount as set forth on the signature page hereto executed by such Purchaser shall be made available for “Delivery Versus Payment” settlement with the Company or its designees. Upon receiving Purchaser’s Subscription Amount on the Closing Date and the delivery by Purchaser of the other items set forth in Section 2.2 deliverable at the Closing, the Company shall deliver the Shares to Purchaser as determined pursuant to Section 2.2(a).

2.2 Deliveries.

(a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to Purchaser each of the following:

(i) this Agreement duly executed by the Company;

(ii) delivery of the Shares equal to Purchaser’s Subscription Amount divided by the Per Share Purchase Price, in the name of the Purchaser.

(b) On or prior to the Closing Date, the Purchaser shall deliver or cause to be delivered to the Company, as applicable, the following:

(i) this Agreement duly executed by such Purchaser; and

(ii) such Purchaser’s Subscription Amount by wire transfer to the bank account directed by the Company.

2.3 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy when made and on the Closing Date of the representations and warranties of Purchaser contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii) the delivery by Purchaser of the items set forth in Section 2.2(b) of this Agreement on or prior to the Closing Date.

(b) The obligations of the Purchaser hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they will be accurate as of such date);

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement on or prior to the Closing Date; and

(iv) there shall have been no material adverse effect with respect to the Company since the date hereof.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as indicated in the SEC Reports, the Company hereby represents and warrants to the Purchaser as of the date of this Agreement and as of the Closing Date as follows:

(a) Incorporation, Organization and Qualification. The Company and each of the Subsidiaries, if any, is an entity duly incorporated or otherwise organized and validly existing under the laws of each jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.

(b) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors and the Company’s shareholders in connection herewith or therewith other than in connection with the Required Approvals (as defined below).

(c) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any governmental authority or any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents or the offer, issue and sale of the Shares, other than: (i) the disclosure filing required for this Agreement and (ii) application(s) to each applicable Trading Market as required thereby (collectively, the “Required Approvals”).

(d) Authorization of the Shares. The Shares to be sold by the Company and their issue and sale are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and free and clear of all Liens imposed by the Company.

(e) Capitalization. Except as may be described in the SEC Reports, all of the issued share capital of the Company has been duly and validly authorized and issued, is fully paid and non-assessable.

(f) SEC Reports. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto, documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”).

(g) Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Shares, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

3.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as made of a specific date stated therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of Purchaser. Each Transaction Document to which it is a party has been duly executed by Purchaser, and when delivered by Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of Purchaser, enforceable against it in accordance with its terms.

(b) Understandings or Arrangements. Purchaser is acquiring the Shares for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of the Shares (this representation and warranty not limiting Purchaser’s right to sell the Shares in compliance with applicable federal and state securities laws). Purchaser is acquiring the Shares as principal, not as nominee or agent, and not with a view to or for distributing or reselling the Shares or any part thereof in violation of the Securities Act or any applicable state securities law.

(c) Foreign Investors. Purchaser hereby represents that it has satisfied itself as to the full observance by Purchaser of the laws of its jurisdiction applicable to such Purchaser in connection with the purchase of the Shares or the execution and delivery by Purchaser of this Agreement and the Transaction Documents, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to the purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to Purchaser’s purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser’s subscription and payment for, and continued beneficial ownership of, the Shares will not violate any securities or other laws of Purchaser’s jurisdiction applicable to Purchaser.

(d) Experience of Purchaser. Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. Purchaser is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

(e) Access to Information. Purchaser acknowledges that it has had the opportunity to review the Transaction Documents and the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Shares and the merits and risks of investing in the Shares; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(f) Regulation S. Purchaser is a non-U.S. person (as such term is defined in Rule 902 of Regulation S under the Securities Act) and is not acquiring the Shares for the account or benefit of a U.S. person. Purchaser will not, within six (6) months of the date of the transfer of the Shares to Purchaser, (i) make any offers or sales of the Shares in the United States or to, or for the benefit of, a U.S. person (in each case, as defined in Regulation S) other than in accordance with Regulation S or another exemption from the registration requirements of the Securities Act, or (ii) engage in hedging transactions with regard to the Shares unless in compliance with the Securities Act. Neither Purchaser nor any of Purchaser’s Affiliates or any person acting on his/her or their behalf has engaged or will engage in directed selling efforts (within the meaning of Regulation S) with respect to the Shares, and all such persons have complied and will comply with the offering restriction requirements of Regulation S in connection with the offering of the Shares outside of the United States. Purchaser further makes the representations and warranties to the Company set forth on Exhibit A.

(g) Purchaser Status. At the time Purchaser was offered the Shares, it was, and as of the date hereof it is, an “accredited investor” as defined in Rule 501(a) under the Securities Act.

(h) No General Solicitation. Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine, website or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

ARTICLE IV.

MISCELLANEOUS

4.1 Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

4.2 Entire Agreement. The Transaction Documents contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

4.3 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

4.4 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed by the Company and the Purchaser. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

4.5 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

4.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. No party hereto may assign this Agreement or any rights or obligations hereunder without the prior written consent of the Company and Purchaser.

4.7 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the New York City, New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in New York City, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

4.8 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

4.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

4.10 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Skillful Craftsman Education Technology Limited		Address for Notice:

By:
Name:	Bin Fu
Title:	Chief Executive Officer

Address for Notice:

E-Mail:

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: Xuejun Ji

Signature of Authorized Signatory of Purchaser:

Email Address of Authorized Signatory:

Address for Notice to Purchaser:

Subscription Amount: US$3,000,000

Number of Shares: 4,000,000

Schedule A

Certificate of Designation of Series B Preference Shares

EXHIBIT A TO

THE SECURITIES PURCHASE AGREEMENT

NON U.S. PERSON REPRESENTATIONS

Purchaser indicates that it is not a U.S. person, further represents and warrants to the Company as follows:

1.	At the time of (a) the offer by the Company and (b) the acceptance of the offer by the Purchaser, of the Shares, Purchaser was outside the United States.

2.	Purchaser is acquiring the Shares for Purchaser’s own account, for investment and not for distribution or resale to others and is not purchasing the Shares for the account or benefit of any U.S. person, or with a view towards distribution to any U.S. person, in violation of the registration requirements of the Securities Act.

3.	Purchaser will make all subsequent offers and sales of the Shares either (x) outside of the United States in compliance with Regulation S; (y) pursuant to a registration under the Securities Act; or (z) pursuant to an available exemption from registration under the Securities Act. Specifically, Purchaser will not resell the Shares to any U.S. person or within the United States prior to the expiration of a period commencing on the date of Closing and ending on the date that is six months thereafter (the “Distribution Compliance Period”), except pursuant to registration under the Securities Act or an exemption from registration under the Securities Act.

4.	Purchaser has no present plan or intention to sell the Shares in the United States or to a U.S. person at any predetermined time, has made no predetermined arrangements to sell the Shares and is not acting as a distributor of such securities.

5.	Neither Purchaser, its affiliates nor any person acting on behalf of Purchaser, has entered into, has the intention of entering into, or will enter into any put option, short position or other similar instrument or position in the U.S. with respect to the Shares at any time after the date of Closing through the Distribution Compliance Period except in compliance with the Securities Act.

6.	Purchaser consents to the placement of a legend on any certificate or other document evidencing the Shares substantially in the form set forth in Section 4.3.

7.	Purchaser is not acquiring the Shares in a transaction (or an element of a series of transactions) that is part of any plan or scheme to evade the registration provisions of the Securities Act.

8.	Purchaser has sufficient knowledge and experience in finance, securities, investments and other business matters to be able to protect Purchaser’s interests in connection with the transactions contemplated by this Agreement.

9.	Purchaser has consulted, to the extent that it has deemed necessary, with its tax, legal, accounting and financial advisors concerning its investment in the Shares.

10.	Purchaser understands the various risks of an investment in the Shares and can afford to bear such risks for an indefinite period of time, including, without limitation, the risk of losing its entire investment in the Shares.

11.	Purchaser has had access to the Company’s information that the Purchaser has requested and all such information is sufficient for Purchaser to evaluate the risks of investing in the Shares.

12.	Purchaser has been afforded the opportunity to ask questions of and receive answers concerning the Company and the terms and conditions of the issuance of the Shares.

13.	Purchaser is not relying on any representations and warranties concerning the Company made by the Company or any officer, employee or agent of the Company, other than those contained in this Agreement.

14.	Purchaser will not sell or otherwise transfer the Shares unless either (A) the transfer of such securities is registered under the Securities Act or (B) an exemption from registration of such securities is available.

15.	Purchaser represents that the address furnished on its signature page to this Agreement is the principal residence if he/she is an individual or its principal business address if it is a corporation or other entity.

16.	Purchaser understands and acknowledges that the Shares have not been recommended by any federal or state securities commission or regulatory authority, that the foregoing authorities have not confirmed the accuracy or determined the adequacy of any information concerning the Company that has been supplied to Purchaser and that any representation to the contrary is a criminal offense.